 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Rosenberg, Sheli Z. (Last) (First) (Middle) 1040 N. Lakeside Drive Apt. 33A (Street) Chicago, IL 60606 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol iDine Rewards Network Inc. IRN 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 01/02/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock								70,588	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Deferred Stock Award		12/31/2000		J		1,500 (1)		12/31/2000		Common Stock	1,500	$3.0000
Deferred Stock Award		03/31/2001		J		1,552 (1)		03/31/2001		Common Stock	1,552	$2.9000
Deferred Stock Award		06/30/2001		J		1,286 (1)		06/30/2001		Common Stock	1,286	$3.5000
Deferred Stock Award		09/30/2001		J		1,500 (1)		09/30/2001		Common Stock	1,500	$3.000
Deferred Stock Award		12/31/2001		J		1,034 (1)		12/31/2001		Common Stock	1,034	$4.3500
Deferred Stock Award		01/02/2003		J		706 (2)				Common Stock	706	$10.6200	9,810	D
Non-Qualified Stock Option (Right to buy)	$3.000								12/29/2010	Common Stock	150,000		150,000	D
Non-Qualified Stock Option (Right to buy)	$7.2800	03/08/2002		J			10,000 (3)	03/08/2003	03/08/2012	Common Stock	10,000		0	D
Warrants	$0.000							03/03/1998	03/03/2003	Common Stock	33,882		33,382	D
Explanation of Responses:

(1) Previously, Issuer reported all Directors' compensation in its Form 14A Definitive Proxy Statements and its Form 10K Annual Reports. Going forward, in addition to those disclosures, all Directors' compensation that consists of deferred shares of Issuer's common stock will be reported on Form 4 filings.

(2) Stock awarded as compensation for serving on the Board of Directors.

(3) This transaction represents a correction to the 10,000 stock options incorrectly reported as being issued on 03/08/2002. No such transaction should have been reported.

By: /s/ Sheli Z. Rosenberg 01/02/2003 ** Signature of Reporting Person Date SEC 1474 (9-02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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